Exhibit 99.1

Catalyst Paper Corporation

Annual General and Special Meeting of Holders of

Common Shares of

Catalyst Paper Corporation (the “Issuer”)

May 13, 2015

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

		Votes By Ballot
	Outcome of Vote	Votes For	Votes Withheld
1. The election of the following nominees as directors of the Issuer for the ensuing year or until their successors are elected or appointed (a) John Brecker (b) Todd Dillabough (c) Walter A. Jones (d) Leslie T. Lederer (e) Jill Leversage (f) Joe Nemeth (g) Pierre Raymond	Carried	9,585,657 9,584,957 9,585,657 9,585,657 9,585,657 9,585,657 9,585,657	700
		Votes by Proxy
2. The re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation	Carried	10,136,725	11
		Votes by Proxy
3. The approval of New Share Compensation Plan	Carried	9,501,876	83,481